SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2003

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes     ☐                         No    ☒

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30, 2003	December 31, 2002
Assets
Current Assets:
Cash and cash equivalents	$75,261,000	$44,893,000
Marketable securities	11,528,000	11,530,000
Notes receivable	4,285,000	4,337,000
Accounts receivable, net of allowance of $2,948,000 and $2,440,000 in 2003 and 2002, respectively	54,260,000	51,451,000
Income taxes receivable	457,000	1,901,000
Inventories	63,650,000	56,113,000
Deferred income taxes	6,838,000	11,629,000
Prepaid expenses and other	11,709,000	11,188,000

Total current assets	227,988,000	193,042,000

Long-Term Assets:
Property, plant and equipment, net	223,620,000	211,913,000
Long-term marketable securities, approximately $206,000 and $66,000 restricted in 2003 and 2002, respectively	516,000	735,000
Goodwill	28,678,000	25,569,000
Intangible assets, net	14,192,000	12,750,000
Deferred income taxes	5,296,000	3,026,000
Other assets	11,294,000	7,476,000

Total long-term assets	283,596,000	261,469,000

Total assets	$511,584,000	$454,511,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30, 2003	December 31, 2002
Liabilities and Shareholders’ Equity
Current Liabilities:
Lines of credit	$—	$935,000
Current portion of long-term debt	1,489,000	1,340,000
Current portion of capital lease obligations	1,127,000	999,000
Accounts payable	17,047,000	23,661,000
Accrued liabilities	30,576,000	28,031,000
Income taxes payable	23,817,000	20,487,000
Deferred income taxes	8,231,000	6,035,000

Total current liabilities	82,287,000	81,488,000

Long-Term Liabilities:
Long-term debt, net of current portion	101,986,000	95,733,000
Capital lease obligations, net of current portion	11,592,000	11,107,000
Other	3,052,000	3,152,000

Total long-term liabilities	116,630,000	109,992,000

Commitments and Contingencies
Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized— 260,000,000 shares
Issued and outstanding— 146,118,793 shares in 2003 and 145,533,589 shares in 2002	1,484,000	1,478,000
Additional paid-in capital	139,392,000	134,547,000
Retained earnings	154,283,000	120,420,000
Accumulated other comprehensive income	17,508,000	6,586,000

Total shareholders’ equity	312,667,000	263,031,000

Total liabilities and shareholders’ equity	$511,584,000	$454,511,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net sales	$90,446,000	$76,882,000	$256,283,000	$220,159,000

Cost of sales	31,389,000	26,453,000	87,097,000	71,853,000

Gross profit	59,057,000	50,429,000	169,186,000	148,306,000

Operating Expenses:
Research and development	7,538,000	7,310,000	22,670,000	20,489,000
Sales and marketing	20,784,000	19,003,000	60,609,000	55,849,000
General and administrative	11,425,000	11,171,000	31,619,000	31,111,000
In-process research and development	—	—	—	1,200,000
Acquisition and related costs	—	—	—	1,648,000
Closure and related costs	—	—	1,567,000	—

Total operating expenses	39,747,000	37,484,000	116,465,000	110,297,000

Income from operations	19,310,000	12,945,000	52,721,000	38,009,000

Other Income (Expense):
Interest income	227,000	171,000	667,000	828,000
Interest expense	(972,000)	(577,000)	(3,082,000)	(1,748,000)
Research and development grants	984,000	133,000	1,681,000	470,000
Gain (loss) on foreign currency transactions	8,000	(353,000)	798,000	(1,756,000)
Loss from equity method investees	(597,000)	(267,000)	(1,264,000)	(844,000)
Other miscellaneous income (expense), net	63,000	(63,000)	59,000	(83,000)

Total other expense	(287,000)	(956,000)	(1,141,000)	(3,133,000)

Income before provision for income taxes and minority interest	19,023,000	11,989,000	51,580,000	34,876,000
Provision for income taxes	7,258,000	4,700,000	17,717,000	13,512,000
Minority interest	—	—	—	(5,000)

Net income	$11,765,000	$7,289,000	$33,863,000	$21,369,000

Net income per common share:
Basic and diluted	$0.08	$0.05	$0.23	$0.15

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash Flows From Operating Activities:
Net income	$33,863,000	$21,369,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,942,000	18,045,000
Provision for losses on accounts receivable	1,506,000	67,000
Deferred income taxes	4,450,000	5,086,000
Loss (gain) on disposition of property and equipment	442,000	(56,000)
Realized (gain) loss on marketable securities	(191,000)	44,000
Losses on equity method investees	1,264,000	844,000
Tax benefit on non-qualified stock options	383,000	666,000
In-process research and development	—	1,200,000
Minority interest	—	(5,000)
Decrease (increase) in:
Notes receivable	326,000	(16,000)
Accounts receivable	(1,353,000)	(3,399,000)
Inventories	(4,734,000)	(12,783,000)
Income tax receivable	1,447,000	39,000
Prepaid expenses and other	110,000	(3,113,000)
Other assets	(4,732,000)	(1,021,000)
Increase (decrease) in:
Accounts payable	(7,952,000)	(4,917,000)
Accrued liabilities	542,000	2,145,000
Income taxes payable	1,336,000	3,887,000
Other	90,000	(167,000)

Net cash provided by operating activities	45,739,000	27,915,000

Cash Flows From Investing Activities:
Purchases of property and equipment	(16,390,000)	(47,552,000)
Proceeds from sale of property	989,000	1,734,000
Purchases of investment	—	(189,000)
Cash paid for acquisitions, net of cash acquired	—	(13,228,000)
Proceeds from sales of marketable securities	1,489,000	10,563,000
Purchases of marketable securities	(6,000)	—
Purchase of intangibles	(2,580,000)	(1,619,000)

Net cash used in investing activities	$(16,498,000)	$(50,291,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash Flows From Financing Activities:
Proceeds from lines of credit	$—	$11,847,000
Repayment of lines of credit	(972,000)	(17,180,000)
Proceeds from long-term debt	4,705,000	15,519,000
Repayment of long-term debt	(6,293,000)	(1,501,000)
Proceeds from short-term borrowing	3,221,000	2,780,000
Repayment of short-term borrowing	(3,409,000)	(292,000)
Principal payments on capital leases	(837,000)	(770,000)
Issuance of common shares	1,522,000	2,247,000

Net cash (used in) provided by financing activities	(2,063,000)	12,650,000

Effect of exchange rate changes on cash and cash equivalents	3,190,000	5,052,000
Net (decrease) increase in cash and cash equivalents	30,368,000	(4,674,000)
Cash and cash equivalents, beginning of period	44,893,000	56,460,000

Cash and cash equivalents, end of period	$75,261,000	$51,786,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

As discussed in Note 14, the Company acquired Xeragon, Inc. and GenoVision A.S. during the second quarter of 2002 in transactions accounted for as purchases; thus, the results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

Stock Based Compensation

The Company has a stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price at least equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123 (SFAS No. 148). Had compensation expense for the Company’s stock option plan been determined based on the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 148, the Company’s net income and earnings per share for the three- and nine-month periods ended September 30, 2003 would have approximated the pro forma amounts indicated below:

	Three months ended September 30,
	2003	2002
Net income, as reported	$11,765,000	$7,289,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(2,530,000)	(4,222,000)

Pro forma net income	$9,235,000	$3,067,000

Earnings per share:
Basic and Diluted— as reported	$0.08	$0.05
Basic and Diluted— pro forma	$0.06	$0.02

	Nine months ended September 30,
	2003	2002
Net income, as reported	$33,863,000	$21,369,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(8,800,000)	(12,996,000)

Pro forma net income	$25,063,000	$8,373,000

Earnings per share:
Basic and Diluted— as reported	$0.23	$0.15
Basic and Diluted— pro forma	$0.17	$0.06

2.	Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2002 to September 30, 2003 and from December 31, 2001 to September 30, 2002, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at	Shares	Amount
December 31, 2002	145,533,589	$1,478,000	$134,547,000	$120,420,000	$6,586,000	$263,031,000

Net income	—	—	—	33,863,000	—	33,863,000
Unrealized gain, net on marketable securities	—	—	—	—	1,259,000	1,259,000
Realized gain, net on marketable securities	—	—	—	—	(191,000)	(191,000)
Translation adjustment	—	—	—	—	9,854,000	9,854,000
Exercise of stock options	276,783	3,000	1,519,000	—	—	1,522,000
Tax benefit in connection with nonqualified stock options	—	—	383,000	—	—	383,000
Shares issued in connection with the GenoVision A.S. acquisition	308,421	3,000	2,943,000	—	—	2,946,000
Balance at

September 30, 2003	146,118,793	$1,484,000	$139,392,000	$154,283,000	$17,508,000	$312,667,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at	Shares	Amount
December 31, 2001	143,463,800	$1,458,000	$123,117,000	$97,278,000	$(8,878,000)	$212,975,000

Net income	—	—	—	21,369,000	—	21,369,000
Unrealized loss, net on marketable securities	—	—	—	—	(2,254,000)	(2,254,000)
Realized loss, net on marketable securities	—	—	—	—	36,000	36,000
Translation adjustment	—	—	—	—	9,675,000	9,675,000
Exercise of stock options	490,014	4,000	2,243,000	—	—	2,247,000
Tax benefit in connection with nonqualified stock options	—	—	666,000	—	—	666,000
Common stock issued for intangible asset	40,126	1,000	249,000	—	—	250,000
Acquisition of Xeragon, Inc.	561,123	5,000	7,949,000	—	—	7,954,000
Acquisition of GenoVision A.S.	930,426	9,000	13,874,000	—	—	13,883,000
Balance at

September 30, 2002	145,485,489	$1,477,000	$148,098,000	$118,647,000	$(1,421,000)	$266,801,000

3.	Comprehensive Income

The components of comprehensive income for the three- and nine-month periods ended September 30, 2003 and 2002 are as follows:

	Three Months Ended September 30,
	2003	2002
Net income	$11,765,000	$7,289,000
Net unrealized gain (loss) on marketable securities	627,000	(1,045,000)
Net realized (gain) loss on marketable securities	(191,000)	26,000
Foreign currency translation adjustment	4,119,000	(530,000)

Comprehensive income	$16,320,000	$5,740,000

	Nine Months Ended September 30,
	2003	2002
Net income	$33,863,000	$21,369,000
Net unrealized gain (loss) on marketable securities	1,259,000	(2,254,000)
Net realized (gain) loss on marketable securities	(191,000)	36,000
Foreign currency translation adjustment	9,854,000	9,675,000

Comprehensive income	$44,785,000	$28,826,000

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2003 and December 31, 2002:

	2003	2002
Net unrealized gain (loss) on marketable securities	$126,000	$(942,000)
Foreign currency translation adjustment	17,382,000	7,528,000

Accumulated other comprehensive income	$17,508,000	$6,586,000

4.	Net Income Per Common Share

Net income per common share for the three and nine months ended September 30, 2003 and 2002 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended September 30,
	2003	2002
Weighted average number of common shares used to compute basic net income per common share	145,951,000	145,427,000
Dilutive effect of stock options	1,755,000	549,000

Weighted average number of common shares used to compute diluted net income per common share	147,706,000	145,976,000

Outstanding stock options having no dilutive effect, not included in above calculation	5,330,000	8,072,000

	Nine Months Ended September 30,
	2003	2002
Weighted average number of common shares used to compute basic net income per common share	145,726,000	144,553,000
Dilutive effect of stock options	1,141,000	1,214,000

Weighted average number of common shares used to compute diluted net income per common share	146,867,000	145,767,000

Outstanding stock options having no dilutive effect, not included in above calculation	7,123,000	5,538,000

5.	Facility Closure and Relocation

At the end of 2002, the Company closed the QIAGEN Genomics site in Bothell, Washington. Changes in the accrual related to the closure for the nine months ended September 30, 2003 is as follows:

	Accrual Balance 12/31/2002	2003 Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 9/30/2003
Severance and employee related	$1,670,000	$—	$(1,661,000)	$9,000
Lease and facility	30,000	895,000	(317,000)	608,000
Other	395,000	147,000	(519,000)	23,000

	$2,095,000	$1,042,000	$(2,497,000)	$640,000

In total, the Company expensed approximately $1.6 million in the nine months ended September 30, 2003. These costs consisted primarily of lease and facility costs. The Company does not anticipate any further costs related to the closure.

6.	Inventories

The components of inventories consist of the following as of September 30, 2003 and December 31, 2002:

	2003	2002
Raw materials	$14,189,000	$13,535,000
Work in process	18,940,000	16,310,000
Finished goods	30,521,000	26,268,000

Total inventories	$63,650,000	$56,113,000

7.	Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2003 and December 31, 2002:

	2003		2002
Amortized Intangible Assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent and license rights	$11,225,000	$(3,983,000)	$7,930,000	$(2,855,000)
Developed technology	8,138,000	(1,188,000)	8,203,000	(528,000)

	$19,363,000	$(5,171,000)	$16,133,000	$(3,383,000)

Unamortized Intangible Assets:
Goodwill	$28,678,000		$25,569,000

The increase in the carrying amount of goodwill for the nine months ended September 30, 2003 is primarily the result of a $3.0 million earn-out related to the 2002 GenoVision A.S. acquisition, paid in August 2003 through the issuance of 308,421 shares of the Company’s common stock, valued at $2.9 million, and related expenses of approximately $118,000. Goodwill from the GenoVision acquisition is reported in the Norway segment. The carrying amount of goodwill for the nine months ended September 30, 2003 was also impacted by foreign currency translation.

Amortization expense on intangible assets totaled approximately $505,000 and $1.5 million for the three- and nine-month periods ended September 30, 2003. Amortization of intangibles for the next five years is expected to be approximately:

2004	$2,044,000
2005	$1,913,000
2006	$1,788,000
2007	$1,787,000
2008	$1,683,000

8.	Debt

The Company has six separate lines of credit amounting to approximately $9.2 million with variable interest rates, none of which was utilized at September 30, 2003. The availability of total credit is reduced by approximately $456,000 due to guarantees made against one of the credit facilities.

At September 30, 2003, long-term debt totaled approximately $103.5 million, of which $1.5 million was current. A note payable of EUR 7.0 million (approximately $8.2 million at September 30, 2003) which bears interest at 3.75 percent is due in semi-annual payments of EUR 639,000 (approximately $745,000 at September 30, 2003), with a final payment due in March 2009. In addition, the Company has loan facilities originally totaling EUR 100 million with a group of banks led by Deutsche Bank. At September 30, 2003, borrowings against these facilities consisted of EUR 44.5 million (approximately $51.8 million at September 30, 2003) at a variable interest rate of EURIBOR plus 1.2 percent, and $43.5 million (approximately EUR 37.3 million at September 30, 2003) at a variable interest rate of LIBOR plus 1.28 percent. In accordance with the terms of the lending agreements, as amended, on May 27, 2003 the facilities were reduced to EUR 95 million and on May 27, 2004 will be reduced to EUR 90 million. These loan facilities will be due in one final payment in July 2005. The Deutsche Bank agreements contain financial and non-financial covenants including, but not limited to, the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2003. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon.

9.	Provision for Income Taxes

The provision for income taxes for the three and nine months ended September 30, 2003 and 2002 is based upon the estimated annualized rate for each of the respective years. Additionally, in the first quarter of 2003, the Company recorded a $2.6 million deferred tax asset as a result of deductions related to the closure of the QIAGEN Genomics site in Bothell, Washington, which was partially offset by a $1.2 million write-off of QIAGEN Genomics’ deferred tax assets which will not be utilized in the future.

10.	Supplemental Cash Flow Information

Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, along with cash paid for interest and income taxes are as follows:

	Nine Months Ended September 30,
	2003	2002
Non-cash Investing and Financing Activities:
Acquisitions:
Net assets and liabilities assumed	$—	$5,119,000
Other intangibles	$—	$8,600,000
Goodwill	$2,946,000	$8,164,000
Issuance of common stock	$2,946,000	$21,883,000

Forgiveness of government grant	$330,000	$1,800,000
Property and equipment purchased through capital leases	$133,000	$3,000
Intangible asset acquired with stock	$—	$250,000

Supplemental Cash Flow Disclosure:
Cash paid for interest	$3,581,000	$4,528,000
Cash paid for income taxes	$10,023,000	$2,984,000

11.	Stock Options

In the nine-month period ended September 30, 2003, the Company granted options to purchase 2.0 million shares of the Company’s common stock. All options were granted at either the closing market price on the grant date or at a premium above the closing market price on the grant date. As of September 30, 2003, options to purchase 12.2 million common shares were outstanding at exercise prices ranging from $1.06 to $49.75. At the Company’s 2003 Annual General Meeting, shareholders approved an increase in the number of common shares available under the Option Plan by 5,000,000 shares.

12.	Segment and Related Information

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended September 30,
Net Sales	2003	2002
Germany	$40,322,000	$31,617,000
United States	65,415,000	59,763,000
Switzerland	7,378,000	7,380,000
Japan	11,188,000	8,449,000
United Kingdom	6,276,000	4,637,000
Norway	325,000	905,000
Other Countries	12,446,000	7,047,000

Subtotal	143,350,000	119,798,000
Intersegment Elimination	(52,904,000)	(42,916,000)

Total	$90,446,000	$76,882,000

	Nine Months Ended September 30,
Net Sales	2003	2002
Germany	$110,682,000	$101,589,000
United States	191,670,000	163,942,000
Switzerland	24,050,000	20,929,000
Japan	34,291,000	25,572,000
United Kingdom	18,218,000	14,335,000
Norway	1,688,000	995,000
Other Countries	33,906,000	18,899,000

Subtotal	414,505,000	346,261,000
Intersegment Elimination	(158,222,000)	(126,102,000)

Total	$256,283,000	$220,159,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. QIAGEN operates manufacturing facilities that supply products to other countries in Germany, Switzerland, Norway, Japan and the United States. The sales from these manufacturing operations to other countries are included in the Net Sales of such countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. During the second quarter of 2002, QIAGEN Sciences, Inc., our new facility in Germantown, Maryland, commenced operations. QIAGEN Sciences sells only to other QIAGEN subsidiaries, and as a result, reported net sales and reported intercompany sales for the United States for 2003 are higher than compared to prior periods. Similarly, beginning in 2003, QIAGEN Sciences, K.K. (formerly Sawady), located in Japan, began selling to other QIAGEN subsidiaries, primarily QIAGEN K.K., also located in Japan, resulting in an increase in reported net sales and reported intercompany sales for Japan for 2003 compared to prior periods.

	Three Months Ended September 30,
Intersegment Sales	2003	2002
Germany	$(21,284,000)	$(17,770,000)
United States	(25,629,000)	(19,252,000)
Switzerland	(4,178,000)	(5,053,000)
Japan	(1,449,000)	20,000
Norway	(312,000)	(732,000)
Other Countries	(52,000)	(129,000)

Total	$(52,904,000)	$(42,916,000)

	Nine Months Ended September 30,
Intersegment Sales	2003	2002
Germany	$(60,537,000)	$(66,355,000)
United States	(76,410,000)	(45,675,000)
Switzerland	(14,527,000)	(13,191,000)
Japan	(4,948,000)	(20,000)
Norway	(1,572,000)	(732,000)
Other Countries	(228,000)	(129,000)

Total	$(158,222,000)	$(126,102,000)

All intersegment sales are accounted for by a formula based on cost or local list prices and are eliminated in consolidation.

	Three Months Ended September 30,
Operating Income (Loss)	2003	2002
Germany	$6,307,000	$5,453,000
United States	8,254,000	3,932,000
Switzerland	(150,000)	256,000
Japan	2,098,000	1,580,000
United Kingdom	937,000	972,000
Norway	(713,000)	(933,000)
Other Countries	3,091,000	737,000
The Netherlands	(1,027,000)	(637,000)

Subtotal	18,797,000	11,360,000
Intersegment Elimination	513,000	1,585,000

Total	$19,310,000	$12,945,000

	Nine Months Ended September 30,
Operating Income (Loss)	2003	2002
Germany	$15,490,000	$22,940,000
United States	23,871,000	9,197,000
Switzerland	1,155,000	658,000
Japan	6,418,000	5,406,000
United Kingdom	3,170,000	3,124,000
Norway	(1,733,000)	(2,149,000)
Other Countries	5,479,000	1,833,000
The Netherlands	(2,350,000)	(1,578,000)

Subtotal	51,500,000	39,431,000
Intersegment Elimination	1,221,000	(1,422,000)

Total	$52,721,000	$38,009,000

The Netherlands segment operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Assets	September 30, 2003	December 31, 2002
Germany	$266,462,000	$243,411,000
United States	156,722,000	155,160,000
Switzerland	39,008,000	27,551,000
Japan	32,987,000	29,128,000
United Kingdom	9,648,000	10,383,000
Norway	32,591,000	31,877,000
Other Countries	21,942,000	17,474,000
The Netherlands	179,604,000	152,266,000

Subtotal	738,964,000	667,250,000
Intersegment Elimination	(227,380,000)	(212,739,000)

Total	$511,584,000	$454,511,000

Assets of the Netherlands segment include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

13.	Commitments and Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company at September 30, 2003. Although it is not possible to predict the outcome of such matters, based on the facts known to the Company and after consultation with legal counsel, management believes that such matters will not have a material adverse effect on its financial position or results of operations.

During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. During June 2001, a tax audit in Germany for the years 1994 through 1997 was concluded. The Company has received notification that the taxing authorities are examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code. A reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and its tax advisors, the Company has accrued for the expense of the stock options in the statutory financial statements and in the German tax returns, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact or impact on earnings per share to the Company’s U.S. GAAP financial statements. The Company may be required to make additional tax payments, the amount of which cannot be determined at this time. The Company estimates that it could range from zero to approximately $12.0 million. The Company believes its position that the option expenses are deductible on an accrual basis will be upheld.

14.	Acquisitions

On June 14, 2002, the Company completed the acquisition of GenoVision A.S. and subsidiaries. GenoVision A.S. was formed in 1998 and is located in Oslo, Norway. Subject to the terms of the acquisition agreement, the Company paid approximately $14.3 million in cash and issued 930,426 shares of common stock (valued at approximately $13.9 million) in exchange for all the capital stock of GenoVision A.S. The Company agreed to pay an earn-out of up to $3.0 million based on GenoVision’s performance in the twelve months following the acquisition. The earn out was paid in August 2003 by issuing 308,421 shares of the Company’s common stock (valued at approximately $2.9 million) and related expenses of approximately $118,000 and is reflected as an increase to goodwill. In connection with this merger, the Company expensed costs of approximately $2.8 million, which include $1.2 million of in-process research and development and $1.6 million for equipment impairment. The Company believes that the acquisition will provide QIAGEN with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of GenoVision A.S., which, including acquisition costs, resulted in a total purchase price of $32.5 million. The results of GenoVision operations prior to the date of acquisition were not significant.

On April 17, 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama, pursuant to an agreement and plan of merger with Xeragon dated as of March 28, 2002. In connection with this acquisition, the Company issued 561,123 common shares valued at $8.0 million, to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. The acquisition qualified as a tax-free reorganization under U.S. income tax provisions. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of Xeragon, Inc., which, including acquisition costs, resulted in a total purchase price of $8.2 million. Since Xeragon, Inc. was established late in 2001, the results of operations prior to the date of acquisition were not significant.

The results of operations of the acquired companies are included in the consolidated results for the Company from the dates of acquisitions.

15.	New Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 effective July 1, 2003, and the adoption did not have a material impact on its consolidated financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of “underlying” to conform it to the language used in FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Since the Company’s put option contracts do not meet the criteria for hedge accounting, the adoption of SFAS No. 149 did not have an impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. The Company had no new interests in variable interest entities in the first nine months of 2003. The statement is effective for the quarter ended December 31, 2003, for all interests in variable entities acquired before February 1, 2003 and will therefore be applicable to these entities in the Company’s fourth quarter of 2003. The Company is in the process of evaluating the impact of this statement on its financial condition and results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting For Stock-Based Compensation—Transition and Disclosure”. SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, “Accounting For Stock-Based Compensation”. The Company has elected not to voluntarily adopt the fair value based method of accounting for stock-based compensation in 2003. If the Company should choose to voluntarily adopt such a method in the future, its implementation pursuant to SFAS No. 148 could have a material effect on the Company’s consolidated financial position and results of operations. The Company included the required disclosures in this quarterly report.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future increases in net sales, gross profit, net income and liquidity. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

An inability to manage our growth or the expansion of our operations could adversely affect our business

Our business has grown rapidly, with total net revenues increasing from $120.8 million in 1998 to $298.6 million in 2002. In 2002, we opened our new research and manufacturing facility in Germantown, Maryland and new manufacturing and administration facilities in Germany, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses

During the past several years we have consummated a number of acquisitions of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. We may not be able to achieve the benefits expected from any potential acquisition in a reasonable time frame, or at all. Acquisitions would expose us to the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

We experienced the loss of certain former employees of QIAGEN Operon, Inc. following our acquisition of Operon Technologies, Inc. in June 2000 and in December 2002 closed the QIAGEN Genomics facility located in Bothell Washington, (acquired in our December 1999 acquisition of Rapigene, Inc.). Our failure to address the above risks successfully in the future could have a material adverse effect on our business.

Our continued growth is dependent on the development and success of new products

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the product ‘s utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

We depend on patents and proprietary rights that may fail to protect our business

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights with respect thereto. As of December 31, 2002, we owned 41 issued patents in the United States, 31 issued patents in Germany and 170 issued patents in other major industrialized countries. In addition, at December 31, 2002, we had approximately 201 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are continuing to evolve. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications owned by or licensed to us or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents owned by or licensed to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those used by us. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies and/or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require us to alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary for us to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost to us, and there can be no assurance that we would prevail in any such proceedings.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There also can be no assurance that any confidentiality agreements between us and our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and from time to time may engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Exchange rate fluctuations may adversely affect our business

Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with any certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections, as was experienced during the second quarter of 2002. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales

Our primary competition stems from traditional separation and purification methods that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also experience, and expect to continue to experience, increasing competition in various segments of our nucleic acid-based separation business from companies providing nucleic acid-based separation products in kit form. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results, and financial condition could be materially adversely affected.

The market for our oligonucleotide products is particularly subject to specific competitive risks. This market is highly price competitive. Our competitors have competed in the past by lowering prices on certain products, and they may do so in the future. In certain cases, we may respond by lowering our prices, which would reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may hurt our market share. We believe that customers in the nucleic acid purification market display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

Reduction in research and development budgets and government funding may result in reduced sales

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

In recent years, the pharmaceutical industry has undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

We heavily rely on air cargo carriers and other overnight logistics services

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as Airborne Express, FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with corporate partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business

Our business involves operations in several countries outside of the United States. Our current consumable and manufacturing facilities are located in Germany, our instrumentation facility is located in Switzerland, and we have synthetic DNA production businesses in Japan and Germany. We also have established sales subsidiaries in Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We began production of certain of our consumable products in the United States at our new facility in Germantown, Maryland in the second quarter of 2002. We operate U.S. facilities in Alameda, California (synthetic DNA production) and Valencia, California (sales). We also operate a research and development facility in Oslo, Norway.

Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate our North American and European subsidiaries. We have made significant investments in and increased utilization of our SAP system with the opening of our state-of-the-art production and distribution facility in Germantown, Maryland (QIAGEN Sciences, Inc.) and by integrating Xeragon, Inc. and the GenoVision group, which were acquired in the second quarter of 2002. We also integrated systems with third party contract manufacturers via SAP and implemented a module to improve field service operations for our Instruments products.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of the above conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time

Our success depends, to a significant extent, on our Chief Executive Officer and Chief Financial Officer. As announced in October 2003, a new management structure will take effect on January 1, 2004. Dr. Metin Colpan, our current Chief Executive Officer, will transition his role to Senior Technology Advisor and will also join our Supervisory Board. Mr. Peer Schatz, our current Chief Financial Officer, has been nominated to take the role of our Chief Executive Officer. We believe that the new positions and management structure will continue to provide strong leadership. However the loss of either of these individuals could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

We currently anticipate that our short-term capital requirements are satisfied by the results of operations. However, we have outstanding loan facilities at September 30, 2003 of approximately $103.5 million, $95.3 million of which will become due in July 2005. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private financings of debt or equity securities. No assurance can be given that such additional financings will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity, the issuance of such securities could result in dilution to our shareholders.

Changing government regulations may adversely impact our business

QIAGEN and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered”, such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Additionally, we are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Sales volumes of certain of our products in development may be dependent on commercial sales by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials. Such trials will be subject to extensive regulation by governmental authorities in the United States and other countries and could impact customer demand for our products.

Risk of price controls is a threat to our profitability

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself, could be adversely affected.

Our business exposes us to potential liability

The marketing and sale of nucleic acid-based products and services for certain applications entail a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will in fact be adequate to protect us against any or all potential claims or losses.

Provisions of our Articles of Association and Dutch law may make it difficult to replace or remove management and may inhibit or delay a takeover

Our Articles of Association provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. They also provide that if the members of our Supervisory Board and our Management Board have been nominated by the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50 percent of the outstanding shares. Certain other provisions of our Articles of Association allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions (and pursuant to the resolution adopted by our general meeting on June 11, 2003), our Supervisory Board is authorized to issue preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20 percent of the issued capital of our company, or (ii) a person holding at least a ten percent interest in our Company has been designated as a hostile person by our supervisory board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for the Company’s shares.

Our holding company structure makes us dependent on the operations of our subsidiaries

We were incorporated under Dutch law as a public limited liability company and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the common shares. The lending arrangement entered into by QIAGEN GmbH with a group of banks led by Deutsche Bank in 2001, limits the amount of distributions that can be made to QIAGEN N.V. during the period the borrowings are outstanding. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our common shares may have a volatile public trading price

The market price of the common shares since our initial public offering in June 1996 has increased significantly and been highly volatile. In the past two fiscal years, our stock price has ranged from a high of $35.38 to a low of $4.51 on the NASDAQ, and a high of EUR 38.25 to a low of EUR 4.46 on the Neuer Markt. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research;

•	and general market conditions relating to the pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares will not receive dividend income

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment

QIAGEN may be classified as a “passive foreign investment company” (“PFIC “) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If QIAGEN were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. QIAGEN would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. Holder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of September 30, 2003, we had outstanding 146,118,793 common shares plus 12,244,530 additional shares subject to outstanding stock options, of which 6,326,467 were exercisable at September 30, 2003. A total of 23,968,000 common shares are reserved for issuances under our stock option plan, including those shares subject to outstanding stock options. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale.

United States civil liabilities may not be enforceable against us

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Overview

We produce and distribute biotechnology products, primarily for the separation and purification of nucleic acids (DNA/RNA), as well as manufacture and market synthetic nucleic acids and related products and services. We believe that we are the world’s leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids based on the nature of our products and technologies and as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products which meet the needs of the academic and industrial research markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and Other Countries (consisting of subsidiaries in Canada, France, Australia, Italy and Austria). Our research, production and manufacturing facilities are located in Germany, the United States, Switzerland and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings.

On a consolidated basis, operating income increased to $19.3 million and $52.7 million in the three- and nine- month periods ended September 30, 2003, compared to $12.9 million and $38.0 million in the three- and nine-month periods ending September 30, 2002. The increase in operating income was primarily the result of increased sales and decreased operating costs. As discussed in the previous quarter, operating costs were lower in 2003 as a result of focused cost reduction efforts, including the December 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business. In the nine-month period ended September 30, 2003, this decrease in operating costs was partially offset by $1.6 million of closure costs in the first quarter of 2003 related to the Seattle facility. Further on a comparative basis, operating income during the nine-month period was reduced by lower gross margins from instrumentation sales, higher discounts on synthetic DNA products, and the currency impact of the stronger euro, since a significant portion of our production and operations is based in Germany.

The following tables set forth summaries of operating income by segment for the three and nine months ended September 30. More complete tables can be found in Note 12 in the accompanying financial statements.

	Three Months Ended September 30,
Operating Income	2003	2002
Germany	$6,307,000	$5,453,000
United States	8,254,000	3,932,000
Switzerland	(150,000)	256,000
All other segments	4,386,000	1,719,000

Subtotal	18,797,000	11,360,000
Intersegment Elimination	513,000	1,585,000

Total	$19,310,000	$12,945,000

	Nine Months Ended September 30,
Operating Income	2003	2002
Germany	$15,490,000	$22,940,000
United States	23,871,000	9,197,000
Switzerland	1,155,000	658,000
All other segments	10,984,000	6,636,000

Subtotal	51,500,000	39,431,000
Intersegment Elimination	1,221,000	(1,422,000)

Total	$52,721,000	$38,009,000

In Germany, operating income was higher in the three months ended September 30, 2003 compared to the same period in 2002, primarily due to the sale of technology to Merial Limited. In the nine-month period ended September 30, 2003, operating income was lower as compared to 2002 primarily due to decreased intercompany sales and increased operating costs. Intercompany sales were lower in 2003 as a result of the new U.S. manufacturing facility, QIAGEN Sciences, located in Germantown, Maryland and the currency impact of the stronger euro. Prior to the opening of QIAGEN Sciences in the second quarter of 2002, our German manufacturing subsidiary provided all consumables sold in the U.S. Operating costs were higher in Germany in 2003 as compared to 2002 primarily due to costs related to the new production and administrative facilities in Hilden, Germany completed late in 2002, along with the currency impact of the stronger euro.

Operating income for the United States in 2003 was higher compared to 2002 primarily due to increased intercompany sales and decreased operating costs. Intercompany sales were higher in 2003 as a result of the new U.S. manufacturing facility, QIAGEN Sciences, located in Germantown, Maryland. QIAGEN Sciences now provides the majority of all consumables sold in the U.S. Operating costs were lower in 2003 as a result of focused cost reduction efforts such as the December 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business. In the first quarter of 2003, reduced operating costs were partially offset by closure costs of $1.6 million related to the Seattle facility.

In Switzerland, operating income was lower in the three months ended September 30, 2003 compared to the same period in 2002, primarily due to an increase in reserves for inventory as a result of growth in instrumentation inventories. The increase in inventory reserves resulted in a lower gross margin and was partially offset by lower general and administrative costs. Operating income for the nine-month period ended September 30, 2003 was higher compared to 2002 primarily due to higher gross margins in 2003 as compared to 2002 at QIAGEN Instruments AG. In 2003 on a year-to-date basis, gross margins returned to a more typical level, as compared to 2002 in which several new lower margin instruments were released. QIAGEN Instruments sells directly to third parties, but primarily sells to other companies within the group. As a result, QIAGEN Instruments has higher sales to our other subsidiaries when new instrumentation products are released.

We regularly introduce new products in order to extend the range of our existing product lines as well as to address new market opportunities. In the third quarter of 2003, we introduced QuantiTect™ Custom Assays for real-time RT-PCR of any target of choice. We continued to expand our range of Array-Ready Oligo Sets™ with new sets for human and mouse genes. In order to meet the demand for more specialized applications, we expanded our QIAamp® product line with the QIAamp Micro Kit, for purification of DNA from very small amounts of fresh or frozen blood, tissue, forensic samples, and from dried blood spots. For the BioRobot® EZ1 workstation, we introduced new pre-programmed cards for easy setup of automated purification of DNA from paraffin-embedded tissues, dried blood, and a range of forensic samples. The launch of the BioRobot Plant Science system and the MagAttract® 96 DNA Plant Kit enables efficient, high-throughput DNA purification from plants, in an automated or manual format. The MagAttract product line expanded with additional new kits for automated purification of RNA from cells and tissues using the BioRobot M48. We also introduced a number of new products for protein expression, purification, detection, and assay. The new EasyXpress™ Protein Synthesis System provides fast, efficient in vitro synthesis of recombinant proteins. The Two-Step Affinity Purification System was launched for expression, purification, and detection of ultrapure His*Strep-tagged proteins. The LiquiChip™ System expanded with the introduction of LiquiChip Activated Beads for efficient covalent immobilization of antibodies and other thiol-containing biomolecules in xMAP™ protein assays.

Net Sales

In the third quarter of 2003, net sales increased 18% to $90.5 million from $76.9 million in the third quarter of 2002. Net sales in the United States decreased to $39.8 million in 2003 from $40.5 million in 2002, and net sales outside the United States increased to $50.7 million in 2003 from $36.4 million in 2002.

Net sales within the United States decreased primarily as a result of the December 2002 closure of the QIAGEN Genomics facility in Seattle. In the third quarter of 2002, QIAGEN Genomics had reported sales of $1.0 million. Following the December 2002 closure, we reduced the resources dedicated to Genomics services resulting in lower sales. Net sales at QIAGEN, Inc., located in Valencia, California were overall unchanged, but QIAGEN Inc. continues to experience lower prices on the sale of synthetic DNA products due to greater price competition in the synthetic DNA market.

Outside of the United States, the increase in net sales was primarily due to strong growth at QIAGEN GmbH, located in Germany, which reported an increase of 39% ($5.3 million) and QIAGEN Ltd., located in England, which reported an increase of 35% ($1.6 million). Net sales in Japan, which include the results of QIAGEN K.K. and QIAGEN Sciences, K.K. (formerly Sawady) increased 15% ($1.3 million) for the third quarter of 2003 compared to the third quarter of 2002.

For the nine months ended September 30, 2003, net sales increased 16% to $256.3 million from $220.2 million in the same period of 2002. Net sales in the United States decreased to $115.3 million in 2003 from $118.3 million in 2002, and net sales outside the United States increased to $141.0 million in 2003 from $101.9 million in 2002. Net sales within the United States decreased primarily as a result of the December 2002 closure of the QIAGEN Genomics facility in Seattle. In the nine months ended September 30, 2002, QIAGEN Genomics had reported sales of $1.9 million. The decrease in net sales in the United States was also the result of lower prices achieved on synthetic DNA products due to greater price competition in the synthetic DNA market. Further, in the first quarter of 2003, funding delays of the National Institutes of Health impacted our net sales in the United States. While a similar delay was experienced in 2002, the delay in 2003 was significantly longer and therefore impacted the quarter more significantly. Outside of the United States, net sales continued to be affected by growth at QIAGEN GmbH, QIAGEN Ltd., and our subsidiaries in Japan, which reported increases of 42% (or $14.7 million), 27% (or $3.9 million), and 15% (or $3.9 million) respectively for the nine months ended September 30, 2003 compared to the same period of 2002.

Changes in exchange rates continued to affect the growth rate of net sales for the quarter ended September 30, 2003. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales increased approximately 12% and 7% as compared to the reported increase of 18% and 16% for the three-month and nine-month periods ended September 30, 2003, respectively. See “Currency Fluctuations.”

Gross Profit

Gross profit was $59.1 million or 65% of net sales in the quarter ended September 30, 2003 as compared to $50.4 million or 66% of net sales for the same period in 2002. For the year ended December 31, 2002, gross profit was 68% as a percentage of net sales. The absolute dollar increase in gross profit at September 30, 2003 is attributable to the increase in net sales, partially offset by the currency impact of the stronger euro. As disclosed in the previous quarter, gross profit was again negatively impacted by the currency effect of the stronger euro, since a significant portion of our production is based in Germany, while a significant portion of our sales is in the United States. Further, our separation and purification consumable products carry a higher gross profit than many of our other products, such as instrumentation and synthetic nucleic acid products. Therefore, increased revenues from instrumentation and synthetic nucleic acid products, as a percentage of net sales, coupled with lower prices achieved on synthetic nucleic acids, contributed to decreased gross profit as a percentage of net sales in the third quarter of 2003. We continue to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipate future increases in sales of instrumentation products. As previously reported, within the synthetic DNA market there has been greater price competition, resulting in greater discounts, and as a result the gross margins on these products were lower in the third quarter of 2003 than compared to the same period in 2002. During the third quarter of 2003, gross profit was negatively impacted by additional inventory reserves recorded by QIAGEN Instruments, located in Switzerland, primarily as a result of increased instrumentation inventories. Additionally during the third quarter of 2003, gross profit was negatively impacted by higher manufacturing costs incurred at our new production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second quarter of 2002 and fourth quarter of 2002, respectively. These new facilities added additional production capacity, which resulted in increased fixed production costs. These higher fixed costs will continue to be a cost of production in the future.

Gross profit for the nine-month period ended September 30, 2003 was $169.2 million or 66% of net sales as compared to $148.3 million or 67% of net sales for the same period in 2002.

Research and Development

Research and development expenses increased 3% to $7.5 million (8% of net sales) in the third quarter of 2003, compared with $7.3 million (10% of net sales) in 2002. Using identical foreign exchange rates for both quarters, research and development expenses decreased approximately 7%. We expanded our German research facility late in 2002, which resulted in increased costs related to research and development in 2003 compared to 2002. Our U.S. facility located in Germantown, Maryland will eventually include research and development activities. As we continue to expand our research activities and product development capabilities, additional research and development expense will be incurred related to facility costs and employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

For the nine-month period ended September 30, 2003, research and development expenses increased 11% to $22.7 million (9% of net sales) compared to $20.5 million (9% of net sales) for the same period in 2002.

Sales and Marketing

Sales and marketing expenses increased 9% to $20.8 million (23% of net sales) in the third quarter of 2003 from $19.0 million (25% of net sales) in the same period of 2002. Using identical foreign exchange rates for both quarters, sales and marketing expenses increased approximately 3%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. We anticipate that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 9% to $60.6 million (24% of net sales) in the nine-month period ended September 30, 2003 from $55.8 million (25% of net sales) in the same period of 2002.

General and Administrative

General and administrative expenses increased 2% to $11.4 million (13% of net sales) in the third quarter of 2003, compared to $11.2 million (15% of net sales) in the same period of 2002. Using identical foreign exchange rates for both quarters, general and administrative expenses decreased approximately 2%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure that continues to expand along with our growth, offset by our recent efforts to lower costs. These efforts include the 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business.

For the nine-month period ended September 30, 2003, general and administrative expenses increased 2% to $31.6 million (12% of net sales) from $31.1 million (14% of net sales) in the same period 2002.

Closure and Related Costs

At the end of 2002, we closed our QIAGEN Genomics site located near Seattle, Washington and relocated several of the site’s activities to other locations, mainly to our recently opened facilities in Germantown, Maryland and Hilden, Germany. The closure and relocation is expected to contribute to our future profitability as a result of lower operating costs. We had expenses of approximately $1.6 million in the first quarter of 2003 related to the closure, consisting primarily of lease and facility costs. We do not anticipate any further costs related to the closure.

Other Income (Expense)

Other expense was $287,000 in the third quarter of 2003 compared to $956,000 in the third quarter of 2002. This decrease in net other expense was mainly due to increased research and development grant income and a net gain on foreign currency transactions in 2003 compared to a loss in 2002, along with higher interest expense and loss from equity method investees in 2003, partially offset by higher interest income.

In the three months ended September 30, 2003, research and development grant income from European as well as German state and federal government grants increased to $984,000 from $133,000 in the same period of 2002. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $8,000 in the third quarter of 2003 as compared to a loss of $353,000 in the third quarter of 2002. The gain from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the Norwegian krone, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. See “Currency Fluctuations”.

For the quarter ended September 30, 2003, interest income increased to $227,000 from $171,000 in the same period of 2002. Interest income is derived mainly from interest bearing cash accounts, and from our investment of funds in investment grade, interest-bearing marketable securities. As of September 30, 2003, we had approximately $11.5 million invested in such securities, as compared to $11.9 million at September 30, 2002. The weighted average interest rates on the marketable securities portfolio ranged from 1.26% to 1.35% in the third quarter of 2003, compared to 1.98% to 2.22% in the third quarter of 2002.

Interest expense increased to $972,000 in the third quarter of 2003 compared to $577,000 in the same period of 2002. Interest costs increased primarily as a result of our additional long-term borrowings related to new facility construction.

In the three-month period ended September 30, 2003, we recorded a net loss from an equity method investment of $597,000 compared to $267,000 in the same period of 2002. The loss represents our share of losses from our equity investment in PreAnalytiX. The first product of PreAnalytiX, the PAXgene Blood RNA System, was launched in April 2001. Subsequently, additional products and protocols were released. In October 2003, PreAnalytiX announced that they had entered into a collaboration with Affymetrix to optimize the PreAnalytiX PAXgene Blood RNA System for use with Affymetrix technology. PreAnalytiX also has agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. It is expected that PreAnalytiX will launch further products in 2003. We sell certain products directly as joint venture products and certain products are sold via protocols. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net losses for our fiscal year 2003. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments in start-up companies based on our ownership interest in such companies.

Provision for Income Taxes

Our effective tax rate decreased to 38% in the third quarter of 2003 from 39% in the third quarter of 2002. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. As of September 30, 2003 and December 31, 2002, we had cash and cash equivalents of $75.3 million and $44.9 million, respectively, and investments in current marketable securities of $11.5 million. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At September 30, 2003, cash and cash equivalents had increased to $75.3 million from $44.9 million at December 31, 2002 primarily due to cash provided by operations of $45.7 million offset by cash used in investing activities of $16.5 million and cash used in financing activities of $2.1 million. Current marketable securities consist of investments in high-grade corporate securities. As of September 30, 2003 and December 31, 2002, we had working capital of $145.7 million and $111.6 million, respectively.

For the nine-month periods ended September 30, 2003 and 2002, we generated net cash from operating activities of $45.7 million and $27.9 million, respectively. Cash provided by operating activities increased in 2003 compared to 2002, primarily due to higher net income and a lower increase in inventories offset by an increase in other assets related to new genome arrays sets manufactured at QIAGEN Sciences, Inc. and a decrease in accounts payable. Inventories increased to $63.7 million at September 30, 2003 from $56.1 million at December 31, 2002, primarily due to exchange rate fluctuations of $3.7 million. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Approximately $16.5 million of cash was used in investing activities during the first nine months of 2003, compared to $50.3 million for the same period of 2002. Investing activities during 2002 consisted principally of the purchases of property and equipment in connection with the expansion of our production operations in the U.S. and Germany. These capital investment programs were completed at the end of 2002, and as a result, we believe that the cash flow required for investing will continue to be substantially lower in 2003 compared to 2002.

Financing activities used $2.1 million in cash during the first nine months of 2003, compared to $12.7 million provided by financing activities in the same period of 2002. Cash used in 2003 was primarily the repayment of short and long-term borrowings and capital lease payments, partially offset by proceeds from long-term debt and proceeds from the issuance of common shares as a result of stock option exercises. In 2002, cash provided was primarily the result of proceeds from lines of credit, short and long-term borrowings along with proceeds from the issuance of common shares as a result of stock option exercises. These proceeds were partially offset by repayments of borrowings and capital lease payments.

We have credit lines totaling $9.2 million at variable interest rates none of which was utilized as of September 30, 2003. The availability of total credit is reduced by approximately $456,000 due to guarantees made against one of the credit facilities. We also have capital lease obligations in the amount of $12.7 million. In addition, we carry $103.5 million of long-term debt that consists of three notes payable. Two of the notes are at variable rates, are due in July 2005 and total approximately $95.3 million. The third note is at a fixed rate of 3.75% due in semi-annual payments through March 2009 of EUR 639,000.

We believe that funds from operations, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the quarter ended September 30, 2003, the weighted average interest rate on our marketable securities portfolio ranged from 1.26% to 1.35%.

Borrowings against lines of credit are at variable interest rates. At September 30, 2003, we did not have any borrowings against these lines of credit.

In May 2001, we obtained two new loan facilities one for EUR 50.0 million (approximately $58.3 million at September 30, 2003) and the other for $43.5 million with variable interest rates based on EURIBOR (2.13% at September 30, 2003) plus 1.2% and LIBOR (1.12% at September 30, 2003) plus 1.28%. At September 30, 2003, $95.3 million had been drawn against these facilities. A hypothetical adverse 10 percent movement in market interest rates would decrease 2003 third quarter earnings by approximately $69,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2002 and 2003 with respect to the euro, will increase reported net sales and expenses. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principle objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes. At September 30, 2003, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At September 30, 2003, we held foreign currency exchange options totaling $5.0 million which had a notional exchange rate of EUR/USD 1.14 and 1.16. The options expire at various dates through December 2003.

Foreign Currency Exchange Rate Risk

Our principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with our German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Application of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, long-term marketable securities, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Long-term Marketable Securities. We hold 50,000 shares in Genome Pharmaceuticals Corporation AG (GPC), and since we intend to hold these shares for more than one year, the investment is classified as a long-term marketable security. At September 30, 2003, these shares had a fair market value of $516,000 with an unrealized gain of $145,000 included in other comprehensive income.

Due to the varying nature of the securities price, at times we may record an unrealized loss on the securities. In assessing the nature of an unrealized loss, we consider many factors including current analyst recommendations, recent announcements of the company, and recent stock activity compared to similar companies. The methodology used to assess the nature of a decline in value is inherently uncertain and should we have securities in a loss position and we later determine that the decline is other than temporary, it could have a material impact to our financial statements.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Although Management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with the company or its products and thus the estimates also may be subject to significant changes from period to period as we gain experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, our holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, we have recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will realize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

We operate in numerous tax jurisdictions and are thus subject to audit by various tax authorities. The German taxing authorities are currently examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code. A reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and our tax advisors, we have accrued for the expense of the stock options in the statutory financial statements and in our German tax returns, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact or impact on earnings per share to our U.S. GAAP financial statements. We may be required to make additional tax payments. Given the uncertainty of the matter at this time, there is no reasonable amount of potential payment that can be determined. We estimate that it could range from zero to approximately $12.0 million. Currently, we believe our position that the option expenses are deductible on an accrual basis will be upheld.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS No. 150 effective July 1, 2003, and the adoption did not have a material impact on our consolidated financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of “underlying” to conform it to the language used in FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. We have only limited involvement with derivative financial instruments, do not use them for trading purposes and are not a party to any leveraged derivatives. Since our put option contracts do not meet the criteria for hedge accounting, the adoption of SFAS No. 149 did not have an impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. We had no new interests in variable interest entities in the first nine months of 2003. The statement is effective for the quarter ended December 31, 2003, for all interests in variable entities acquired before February 1, 2003 and will therefore be applicable to these entities in our fourth quarter of 2003. We are in the process of evaluating the impact of this statement on our financial condition and results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting For Stock-Based Compensation—Transition and Disclosure”. SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, “Accounting For Stock-Based Compensation”. We have elected not to voluntarily adopt the fair value based method of accounting for stock-based compensation in 2003. If we should choose to voluntarily adopt such a method in the future, its implementation pursuant to SFAS No. 148 could have a material effect on our consolidated financial position and results of operations. We have included the required disclosures in this quarterly report.

Supplemental Information as Required by the German Declaration on Corporate Governance

At September 30, 2003 we had 1,549 employees. There have been no changes to the Supervisory or Managing Boards described in our Annual Report for the year ended December 31, 2002 reported on Form 20-F. As announced in October 2003, a new management structure will take effect on January 1, 2004 and there will be changes to our Supervisory and Managing Boards. Dr. Metin Colpan, our current Chief Executive Officer and Managing Director will transition his role to Senior Technology Advisor, and will step down as Chairman of the Managing Board and will join our Supervisory Board. Mr. Peer Schatz, our current Chief Financial Officer and Managing Director, has been nominated to take the role of our Chief Executive Officer and will continue in his involvement on the Managing Board as the new Chairman. Dr. Joachim Schorr, Senior Vice President, Research and Development, and Bernd Uder, Senior Vice President, Sales and Marketing, have been nominated to join the Managing Board. We believe that the new positions and management structure will continue to provide strong leadership. Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgestz), the table below lists separately for each member of our Managing and Supervisory board, the number of Company shares held directly in the name of each board member, and rights for such shares held by each board member as of September 30, 2003. This table does not reflect shares beneficially owned but indirectly held by the board members. Total ownership information, including all shares beneficially owned by each board member as of February 3, 2003, can be found in our Annual Report for the year ended December 31, 2002 filed on Form 20-F.

	Options to Purchase	Shares Held Directly
Supervisory Board:	Common Shares

Prof. Dr. Detlev H. Riesner	491,302	171,600

Dr. Franz A. Wirtz	94,000	200,000

Jochen Walter	61,334	40,000

Erik Hornnaess	88,000	10,000

Professor Dr. Manfred Karobath	56,000	—

Dr. Heinrich Hornef	56,000	1,600

Managing Board:

Dr. Metin Colpan	1,443,000	—

Peer M. Schatz	1,132,150	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ PEER M. SCHATZ

Peer M. Schatz Chief Financial Officer Date: November 14, 2003